Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

PROXY FORM FOR ANNUAL GENERAL MEETING

Attached please find the proxy form for the Annual General Meeting issued by JD.com, Inc. (the “Company”). This proxy form is also available for viewing on the Company’s website at http://ir.jd.com.

By Order of the Board of Directors JD.com, Inc. Mr. Richard Qiangdong Liu Chairman of the Board of Directors

Beijing, China, May 22, 2023

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Ms. Sandy Ran XU as the executive director, Ms. Caroline SCHEUFELE, Ms. Carol Yun Yau LI, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

JD.COM, INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: JD and HKEX: 9618)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on June 21, 2023

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of JD.com, Inc. (the “Board”), a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares and Class B ordinary shares, par value US$0.00002 per share, of the Company (collectively, the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing, People’s Republic of China on June 21, 2023 at 3:00 p.m. (Hong Kong time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on May 19, 2023 (the “Record Date”) are entitled to receive notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to twenty votes. The quorum of the AGM is one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, and holding shares which represent, in aggregate, not less than 10% of the votes attaching to the issued and outstanding voting shares in the Company entitled to vote at the AGM, for as long as the shares remain listed on the Stock Exchange of Hong Kong Limited. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about May 22, 2023.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairperson of the AGM acts as proxy and is entitled to exercise his discretion, he or she is likely to vote the shares FOR the resolution. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company, at the address set forth below, a duly signed revocation, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

JD.COM, INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: JD and HKEX: 9618)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on June 21, 2023

(or any adjourned or postponed meeting thereof)

I/We

of                                                                                                                                                                                                                                                     ,

being the registered holder(s) of                                                                           Class A/Class B ordinary Shares1, par value US$0.00002 per share, of JD.com, Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing, People’s Republic of China on June 21, 2023 at 3:00 p.m. (Hong Kong time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.3

No.	RESOLUTION	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.

As a special resolution:

THAT the Company’s Second Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached to the AGM Notice as Exhibit B.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number and class of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

Dated: , 2023	Signature(s)[4]

1

Please insert the number and class (i.e., Class A or Class B) of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his/her stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for.” If you wish to vote against a particular resolution, tick the appropriate box marked “against.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain.” If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the Annual General Meeting.

4

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.